Mail Stop 0408

						August 31, 2005


By U.S. Mail and Facsimile to (864) 250-2359

Robert P. Trask
President
Atlantic Bancshares, Inc.
1 Sherington Drive
Bluffton, South Carolina 29910

Re:	Atlantic Bancshares, Inc.
	Registration Statement on Form SB-2
      Filed August 5, 2005
	File No. 333-127242

Dear Mr. Trask:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in this regard. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If the warrants will be exercisable during the first year after issuance, the shares underlying them must be registered along with the warrants. Please revise the registration statement cover page to include the underlying shares.

2. Please tell us the history behind the involvement and subsequent withdrawal of Regional Bancshares from the foundation of Atlantic
Community Bank.

3. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us. Do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we review these items. We may have comments on this disclosure.

Prospectus Cover Page

4. Describe the escrow arrangements in connection with the minimum requirement and the timing of the offering.

5. Please revise to clarify that the funds will not be available for the company`s use until they are released from escrow.

Summary, page 3

6. Please revise to clarify the paragraph subtitled "Funds from Irrevocable Subscriptions will be placed in Escrow." For example, clarify that the bank must raise the minimum amount of the offering in order to receive final regulatory approval. Clarify the distinction between preliminary and final regulatory approvals. Also, we suggest using bullet points to make more prominent the specific conditions necessary for escrow to be broken and the funds be made available to the company.

7. Disclose that the warrants will be offered solely to the organizers, not to the public, and explain that if the value of the company`s shares rises, the organizers will be able to purchase a significant amount of the company`s securities in the future for less than their market value.

Use of Proceeds, page 6

8. Please revise to clarify the differences between the use of proceeds under the minimum and under the maximum.

Plan of Distribution, page 13

9. Explain to us in reasonable detail how the officers and directors qualify for the exemption from registration as broker-dealers under
Rule 3a4-1 of the Securities Exchange Act.




Capitalization, page 17

10. We note that you have presented your pro forma consolidated capitalization table for the minimum and maximum offering and noted these amounts are presented after deducting the expenses of the offering. However, the amounts included in the capitalization table agree to the amounts presented as the gross offering proceeds in the
Use of Proceeds section on pages 15 and 16. Please reconcile this information and revise your capitalization table as necessary to reflect the amounts as adjusted for the expenses of the offering. Additionally, please include calculations for the midpoint of the offering range.

11. Please revise the pro forma capitalization table captions to agree with those in the Shareholders` Equity section of the balance sheet.

Marketing Opportunities, page 21

12. Please expand the section subtitled "Economic and Demographic
Factors" to provide a fuller picture of the company`s market area.

Supervision and Regulation, page 29

13. Please consider including a discussion of the impact of the Sarbanes-Oxley Act on the company. We note the risk factor on page
10.

Employment Agreements, page 40

14. In the second bullet point please note the exercise price of the options that will be granted to Mr. Trask.

Stock Incentive Plan, page 41

15. Please disclose whether or not shareholders will be given the opportunity to vote on the incentive plan.

Description of Capital Stock, page 44

16. We note that under the discussion of shareholder proposals and director nominations, notice is to be given "no earlier than 30 days and no later than 60 days in advance of the annual meeting." The numbers appear to be reversed. Please revise as appropriate.





Additional Information, page 46

17. Reference is made to the last paragraph of this section in which you say that as a result of this offering you will become a reporting company subject to the full information requirements of the Securities Exchange Act of 1934. Please advise us whether or not you intend to register under the Securities Exchange Act of 1934. If you do, please revise this section to disclose your intention. If you do not intend to register under the Securities Exchange Act of 1934, then please revise the disclosure in the paragraph to more accurately explain to your reader what your obligation will be under the Securities Exchange Act of 1934 will be.

Financial Statements for the Period October 1, 2004 (Inception) to
July 22, 2005

Independent Auditor`s Report, page F-2

18. Please revise the second paragraph of the audit report to include the language required in the Auditing Standard No. 1 of the PCAOB
Bylaws and Rules and the SEC Release No. 33-8222.

Note 1 - Organization and Summary of Significant Accounting
Policies,
page F-7

19. Please revise your accounting policy for premises, furniture and equipment to include a description of the method for depreciation of each major class of assets (i.e. leasehold improvements) as prescribed in APB No. 12, paragraph 5.

20. Please include an accounting policy for the software leased for internal use and related servicing arrangements as described in Note
3 - Commitments and Contingencies. Describe the accounting treatment for both up-front and recurring fees related to the agreements.

21. As a related matter, please explain in your response letter your assessment regarding capitalization of the software lease agreement and incorporate into your software policy as appropriate. Refer to
SOP 98-1, paragraph 32.

Note 3 - Commitments and Contingencies, page F-8

22. Please revise your footnote to disclose the remaining future minimum rental payments for each of the five succeeding fiscal years due under the other applicable operating lease agreement(s), such as your software and automobile leases. Also, explain your inclusion of the facility lease renewal period rentals in your disclosure of future minimum rental payments for each of the five succeeding fiscal years under noncancelable lease terms, considering the guidance in SFAS 13, paragraphs 5 and 16, as amended, in your response letter.

Part II
Exhibits

23. The company should obtain a revised legality opinion or a separate opinion relating to the validity of the warrants being issued.

Other

24. Your company`s chief accounting officer must sign the registration statement.

25. Include an updated consent of the independent auditors in the pre-effective amendment.

26. Please note the updating requirements detailed in Item 310(g) of
Regulation S-B.

*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Amanda Roberts, Staff Accountant, at (202)
551-
3417 or John Nolan, Accounting Branch Chief, (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst


cc:	Neil E. Grayson, Esq.
	Nelson Mullins Riley & Scarborough, LLP
	Poinsett Plaza, Suite 900
	104 South Main Street
	Greenville, South Carolina 29601




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Robert P. Trask
Atlantic Bancshares, Inc.
August 31, 2005
Page 6